UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                TELECONNECT INC.
                         ------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   450663 10 9
                         ------------------------------
                                 (CUSIP Number)

                                Dirk L. Benschop
                                   PO Box 1196
                         Breda, The Netherlands 4801 BD
                          Telephone: 011-31-06300-48023
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 11, 2008
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. |_|

CUSIP No. 450663 10 9

(1)   Names of Reporting Persons.

      I.R.S. Identification Nos. of Above Persons (entities only)
      (a) Dirk L. Benschop, beneficial owner, director, Chief Executive Officer, President and Treasurer of Teleconnect Inc. (b) Mr. Benschop received the right to vote the shares of common stock of Teleconnect Inc. (the "Issuer") owned by Mr. Leonardus G. Geeris effective December 11, 2008.

(2)   Check the Appropriate Box if a Member of a Group
      (a) |_|
      (b) |_|

(3)   SEC Use Only

(4)   Source of Funds
      WC

(5)   Check if disclosure of legal proceedings is required pursuant to Items
      2(d) or 2(e):                                                          |_|

(6)   Citizenship or Place of Organization
      The Netherlands

Number of Shares of Beneficially Owned By Each Reporting Person With:

(7)   Sole Voting Power: 174,899,105 shares of common stock

(8)   Shared voting power: -0-

(9)   Sole dispositive power: -0-

(10)  Shared dispositive power: -0-

(11) Aggregate amount beneficially owned by each reporting person: Mr. Benschop indirectly and beneficially owns 174,899,105 shares of common stock through the voting power of his proxy from Mr. Leonardus G. Geeris.

(12)  Check if the aggregate amount in Row (11) Excludes Certain Shares      |_|

(13)  Percent of class represented by amount in Row (11): 35% as of March 31,
      2009

(14)  Type of Reporting Person: individual

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $.001 par value (the "Common Stock") of Teleconnect Inc. (the "Issuer"), a Florida corporation, which has its principal executive offices at Centro Comercial Camojan Corner, Camino de Camojan, Urb. Sierra Blanca, Marbella 29603 Malaga, Spain.

ITEM 2. IDENTITY AND BACKGROUND

This statement relates to the securities of the Issuer owned directly by Leonardo Geeris whose principal business is property investments. The business address of Mr. Geeris is Helvoirtseweg 146, 5260 AH Vught, Holland.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Benschop did not pay any consideration for the irrevocable proxy to vote the shares of common stock of the Issuer owned by Mr. Geeris.

On December 11, 2008, Mr. Geeris issued an irrevocable proxy to vote all of his shares of common stock of Teleconnect to Mr. Dirk L. Benschop.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the irrevocable proxy covering the securities of the Issuer owned by Mr. Geeris was to allow Mr. Benschop to take consequent and proper management and Board decisions, in the best interest of the Company.

As of December 11, 2008:

      (a) There were proposals to issue securities of the Issuer in exchange for assets.

      (b) There were proposals regarding a reorganization involving the Issuer and its subsidiaries.

      (c) There were proposals relating to a sale or transfer of a material amount of the assets of the Issuer and its subsidiaries with the objective of converting the negative operating cashflow of operations to positive figures.

      (d) There were proposals to restructure the Company's debt and strengthen its balance sheet.

      (e) There were proposals and plans to change the total authorized number of directors on the Board of Directors, including that Mr. Benschop was to become immediately a director and an officer of Teleconnect Inc.

      (f)   There were proposals to reconstitute proper Corporate Governance.

      (g) There were proposals to cause a material change in the present capitalization or dividend policy of Teleconnect Inc.

      (h) The primary business purpose of the Issuer was prepaid telecommunications services though there were proposals that this would be studied and could change.

      (i) There were proposals and plans to make changes in the Issuer's charter, bylaws or similar instruments.

      (j) There were plans to adopt a more focused approach geared toward increasing shareholder value.

      (k) There were no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the Pink Sheets over-the-counter market.

      (l) There were no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

      (m) There were plans to get the company current in its financial filings and recuperate the status of good standing of the Registrant with the Regulatory authorities.

      (n) There were plans to allow Mr. Benschop, as new CEO, to analyze all of the above-mentioned proposals and plans and to take any actions necessary to implement or discard any one of these in the best interest of the Company as a whole.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Benschop became the beneficial and indirect voting owner of a total of 174,899,105 shares of the Common Stock of the Issuer owned by Mr. Geeris and his affiliates as of December 11, 2008.

(b) Mr. Benschop has the sole power to vote the securities of the Issuer described herein until November 2009 when the irrevocable proxy expires.

(c) No other purchases or sales of the Common Stock of the Issuer had been made by Mr. Benschop during the 60 days preceding this acquisition of the proxy from Mr. Geeris.

(d) To the best knowledge of Mr. Benschop, no other person or entity has the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by him, except Mr. Geeris and his affiliates.

(e)   Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




April 1, 2009                               /s/ Dirk L. Benschop
                                            ------------------------------
                                            Dirk L. Benschop, individually

Exhibit 10.1 Irrevocable Proxy dated December 11, 2008 of Leonardus G. Geeris to Dirk L. Benschop regarding the common stock of Teleconnect Inc.